UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at December 7, 2007

ANOORAQ RESOURCES CORPORATION
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 7, 2007

* Print the name and title of the signing officer under his signature

Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

POSSIBLE SALE OF ANOORAQ SHARES TO A STRATEGIC INVESTOR
IN ORDER TO FINANCE THE EXERCISE OF BEE WARRANTS

December 7, 2007, Vancouver , BC - Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; AMEX: ANO; JSE: ARQ) has been advised by its controlling shareholder, The Pelawan Trust ("Pelawan"), that Pelawan has filed a Notice of Intention to Distribute Securities (45-102F1) (a "Notice") dated December 7, 2007 (the "Current Notice") in connection with the possible sale by Pelawan of up to 41,750,000 common shares of Anooraq for the purpose of financing, in part, the exercise of BEE Warrants held by Pelawan in Anooraq. For further details regarding the BEE Warrants, please refer to the Company's news release dated January 2, 2007.

Pelawan previously filed a 45-102F1 Notice on November 6, 2007 qualifying Pelawan to sell up to 21,000,000 common shares of Anooraq. Pelawan has advised Anooraq that no shares were sold pursuant to the November 6, 2007 Notice and that such Notice expires today. The Current Notice will expire on January 6, 2008.
Pelawan has advised Anooraq that:

-         the purpose of the Current Notice is to ensure that Pelawan retains an ability to implement a private sale transaction for the sale of up to 41,750,000 common shares in Anooraq, the proceeds of which Pelawan intends to utilise to exercise all or part of its BEE Warrants in Anooraq;
-         Pelawan is in the process of evaluating proposals from various parties which have expressed interest in acquiring from Pelawan a strategic shareholding in Anooraq of up to 41,750,000 common shares in the Company.

Pelawan is entitled to sell up to 41,750,000 common shares in Anooraq pursuant to the Release Agreement between Anooraq, Pelawan and Pelawan Investments (Pty) Ltd dated December 28, 2006, further details of which are available in the Company's news release dated January 2, 2007.

For further information on Anooraq and its South African properties, please visit our website www.anooraqresources.com or call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114.

ON BEHALF OF THE BOARD OF DIRECTORS
Tumelo Motsisi
Acting President and CEO

The TSX Venture Exchange does not accept responsibility the adequacy or accuracy of this release.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. Wherever possible, words such as "anticipate", "believe", "expect", "may", "could", "will", "potential", "intend", "estimate", "should", "plan", "predict", "project" or the negative or other variations of such expressions reflect Anooraq's current beliefs and assumptions and are based on the information currently available to Anooraq as of the current date. Certain risks and uncertainties including those risk factors identified by Anooraq in its annual information form dated March 26, 2007, may cause Anooraq's actual results, level of activity, performance or achievements to differ materially from those implied by forward looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which are made only as of the date of this press release. Anooraq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.